SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ________________

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             THOMAS INDUSTRIES INC.
             (Exact name of registrant as specified in its charter)


               Delaware                           61-0505332
(State of in incorporation of organization)      (IRS Employer
                                                Identification No.)


4360 Brownsboro Road, Suite 300, Louisville, Kentucky
                                                   40207
(Address of principal executive offices)          (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


        Title of each class         Name of each exchange of which
        to be so registered         each class is to be registered

    Rights to Acquire Series B
                                        New York Stock Exchange
    Junior Preferred Stock


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box /X/

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box / /

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

Item 1.        Description of Registrant's Securities to be Registered

     Pursuant to action by the Board of Directors of Thomas Industries Inc. (the "Company") on December 10, 1997, a dividend distribution was declared of one preferred stock purchase right (the "Rights") on each outstanding share of common stock, par value $1.00 per share (the "Common Stock") of the Company.
The distribution will be made to shareholders of record on January 5, 1998 (the "Record Date"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Fifth Third Bank, as Rights Agent (the "Rights Agent"). The Rights Agreement contemplates the issuance of one Right for every share of Common Stock issued between the Record Date and the Separation Date (as defined below). The Rights Agreement also contemplates the issuance of one Right for each share of Common Stock which is issued pursuant to any employee benefit plan or arrangement established prior to the Separation Date. Except as set forth below, each Right will entitle the registered holder thereof to purchase from the Company a unit consisting of one one-hundredth of share (a "unit") of the Company's Series B Junior Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $65 per Unit (the "Purchase Price"), subject to anti-dilutive adjustments described below.

     The Rights will be represented by the Common Stock certificates and will not be exercisable or transferable apart from the Common Stock until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) ten days following the commencement of (or announcement of an intention to make) a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Separation Date"). Until the Separation Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Separation Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Separation Date. From and after the Separation Date, the separate Rights Certificates alone will evidence the Rights. The Rights will expire at the close of business on January 5, 2008 (the "Final Expiration Date") unless earlier redeemed by the Company as described below.

     In the event that, at any time following the Separation   Date, (i) the
Company is the surviving corporation in a merger with or involving an Acquiring Person and its Common Stock shall remain outstanding, or (ii) an Acquiring Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock, except pursuant to an offer for all outstanding Common Stock at a price and upon terms and conditions as a majority of the Continuing Directors determine to be in the best interest of the Company and its shareholders, other than the Acquiring Person, or (iii) an Acquiring Person engages in any of a number of enumerated self-dealing transactions without the approval of a majority of the Continuing Directors, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, a number of shares of Common Stock which at the time of such transaction would have a market value of two times the current Purchase Price. Notwithstanding the foregoing, no Right will be exercisable for Common Stock of the Company until the Rights have become non-redeemable, as described below. In the event that, at any time following the Separation Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power is sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, a number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times such Purchase Price. If the Company would be prohibited by its Certificate of Incorporation from issuing securities to certain holders of the Rights upon exercise thereof, the Rights Agreement provides alternate means for giving such holders the benefit of their Rights. Any of the events described in this paragraph is defined as a "Triggering Event." Following the occurrence of any of the above-mentioned Triggering Events, any Rights that are or were beneficially owned by the Acquiring Person will be null and void.

     In general, a Continuing Director is a director of the Company who is not an Acquiring Person and who was elected to the Board prior to the time the Acquiring Person in question became such or who was designated Continuing Director by a majority of the Board of Directors or a majority of the then Continuing Directors.

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     On the earlier of (i) the Stock Acquisition Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.02 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The present distribution of the Rights is not taxable to the Company or its shareholders. Until they are exercisable, the Rights are not dilutive nor will they affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights as a dividend.

     As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock issued so that all such shares will have attached Rights. After the Separation Date but prior to the Expiration Date, Rights shall only be issued in connection with the issuance of Common Stock upon the exercise of stock options granted prior to the Separation Date or pursuant to other benefits under any employee plan or arrangement established prior to the Separation Date.

     The terms of the Rights other than the Purchase Price, the Redemption Price, and the period during which the Rights are redeemable, may be amended by the Board of Directors of the Company; provided, however, that the amendment will not adversely affect the interests of holders of Rights other than an Acquiring Person.

Item 2.   Exhibits.

          1. Rights Agreement dated as of December 10, 1997 between Thomas Industries Inc. and Fifth Third Bank as Rights Agent, which includes as Exhibit A the Certificate of Designations of Preferred Stock, Series B setting forth the terms of the Preferred Stock; as Exhibit B the form of Rights Certificate; and as Exhibit C the form of Summary of Rights is incorporated by reference to Exhibit 1 to Registrant's Form 8-K dated December 12, 1997.

                                    SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              THOMAS INDUSTRIES INC.



Date:     December 30, 1997   By:  /s/ Phillip J. Stuecker
                              Name:  Phillip J. Stuecker
                              Title:  Vice President of Finance, CFO, and
                                      Secretary